Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

	2002	2003	2004	2005	2006
Fixed Charges:

Interest expense	$88,000	$115,000	$115,000	$108,000	$806,000
Amortized discounts	-	543,000	29,000	-	799,000
Amortized debt issuance costs	-	152,000	2,000	-	809,000
Preferred stock dividends	48,000	221,000	-	-	-

Total Fixed Charges	$136,000	$1,031,000	$146,000	$108,000	$2,414,000

Loss	$(10,813,000)	$(5,720,000)	$(5,368,000)	$(15,107,000)	$(14,197,000)

Deficiency of earnings to cover fixed charges	$136,000	$1,031,000	$146,000	$108,000	$2,414,000

Loss:
Loss from continuing operations	$(10,949,000)	$(6,751,000)	$(5,514,000)	$(15,215,000)	$(16,611,000)
Plus:
Fixed charges	136,000	1,031,000	146,000	108,000	2,414,000
Loss	$(10,813,000)	$(5,720,000)	$(5,368,000)	$(15,107,000)	$(14,197,000)